Canadian Oil Sands

03 JUN 16 AM 7:21

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

June 12, 2003

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA


03022671

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a press release dated June 11, 2003 regarding the exercise of options to purchase an additional Syncrude interest which has been filed with the regulatory authorities in Canada.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.



Canadian Oil Sands

June 11, 2003

NEWS RELEASE
FOR IMMEDIATE RELEASE

CANADIAN OIL SANDS ANNOUNCES EXERCISE OF OPTION TO PURCHASE AN ADDITIONAL SYNCRUDE INTEREST

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that its wholly owned subsidiary, Canadian Oil Sands Limited, has given notice to EnCana Corporation ("EnCana") that it is exercising its option to purchase EnCana's remaining 3.75 per cent interest in the Syncrude Joint Venture and a 6 per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest held by a third party independent oil and gas company for total consideration of approximately Cdn $417 million cash. Following this transaction, Canadian Oil Sands will hold an indirect 35.49 per cent working interest in the Syncrude Joint Venture. The terms of the option purchase are substantially the same as Canadian Oil Sands' earlier acquisition of EnCana's 10 per cent interest in Syncrude completed in February 2003, including an effective date for the purchase of the optioned interest of February 1, 2003. The acquisition of this remaining Syncrude interest from EnCana is subject to customary regulatory approvals and is expected to close on or about July 11, 2003.

"We are very pleased to be able to complete our acquisition of this additional Syncrude interest from EnCana continuing the terms of the earlier successful acquisition by the Trust" said Mr. Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of the Trust.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 31.74 per cent indirect working interest in the Syncrude Joint Venture. The Trust currently has outstanding approximately 79.8 million units which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Advisory: in the interest of providing the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the anticipated accretive nature of the transaction, the expected economies of scale of the transaction and the closing date. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; competition;, the ability to obtain additional financing for the remainder of the purchase price; need to obtain required approval from regulatory authorities; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the

foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Manager, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com